Exhibit 99.2

EHang Reports Second Quarter 2021 Unaudited Financial Results

- Achieved Record High Quarterly Gross Margin Again

- EHang 216 AAV’s CAAC Type Certification Process Prioritized

- Released VT-30 Long-Range Passenger-grade AAV

- Completed EHang 216F’s Technical Examination for Commercialization

- Commenced Operations of New Yunfu Production Facility

Guangzhou, China, August 25, 2021 — EHang Holdings Limited (“EHang” or the “Company”) (Nasdaq: EH), the world’s leading autonomous aerial vehicle (“AAV”) technology platform company, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Financial and Operational Highlights

•	Total revenues were RMB12.2 million (US$1.9 million), down 65.9% year over year. The decrease was mainly due to the strategic transition into a more operation platform-oriented model.

•

Gross margin was 68.0%, an increase of 10.4 percentage points year over year. The increase was mainly due to higher margin of a command-and-control system for smart city management project completed in the second quarter of 2021.

•	Operating loss was RMB74.9 million (US$11.6 million), compared with operating loss of RMB19.2 million in the second quarter of 2020.

•	Adjusted operating loss[1] (non-GAAP) was RMB49.4 million (US$7.7 million), compared with adjusted operating loss of RMB11.1 million in the second quarter of 2020.

•	Net loss was RMB74.6 million (US$11.6 million), compared with net loss of RMB19.7 million in the second quarter of 2020.

•	Adjusted net loss[2] (non-GAAP) was RMB49.1 million (US$7.6 million), compared with adjusted net loss of RMB11.7 million in the second quarter of 2020.

•

Sales of the EHang 216 series of passenger-grade AAVs, were 3 units, compared with 16 units in the second quarter of 2020, as the Company is experiencing a gradual transition from a product sales focused model to an operation platform-oriented model.

Second Quarter 2021 Business Highlights

•	The EHang 216 AAV’s CAAC Type Certification Process Prioritized

In January this year, the Civil Aviation Administration of China (“CAAC”) officially accepted EHang’s Type Certification application for the EHang 216 AAV. Since April, the CAAC’s designated type certification expert team has conducted several rounds of review meetings and inspections. Critical consensus has been reached that the type certification of EHang 216 AAV is an important project in China and needs to be prioritized.

[1]

Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

[2]	Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

•	Release of the Long-Range VT-30 Passenger-grade AAV to Expand Regional Air Mobility Coverage

In May, EHang released the “VT-30”, a new model of electric dual-seat passenger-grade AAV in EHang’s product suite that is designed for inter-city air transportation and complementary to the EHang 216 designed for intra-city air mobility. With a hybrid structure of eVTOL and fixed wings, the VT-30 is designed to travel a distance of up to 300km with a designed flight time of up to 100 minutes.

•	Continued Trial Flights to Further Demonstrate AAV Technical Strength and Urban Air Mobility (“UAM”) Use Cases

As the first mover and industry leader with strong capabilities of autonomous flying, EHang with local partners continued trial and demo flights with the EHang 216 AAV series at multiple public events showcasing its practical uses. For example, its maiden flight in Japan was successfully completed with the local partner in June with Japan’s first outdoor open airspace trial flight permission granted to a passenger-grade AAV. In April, the EHang 216 made an impressive debut at the Chinese Super League in Guangzhou by flying into the opening ceremony carrying a representative holding the championship trophy. In June, EHang participated in the anti-COVID-19 campaign in Guangzhou by transporting emergency supplies to quarantine areas using the EHang 216 and the EHang 216L AAVs.

Recent Developments

•	Completion of the EHang 216F’s Technical Examination and Urban Fire Rescue Drills in China

In July, EHang completed a comprehensive 10-month technical examination on the EHang 216F and 52 different types of tests by the China National Fire-Fighting Equipment Quality Supervision Testing Center, which is under the Ministry of Emergency Management of China. In August following the examination, the EHang 216F AAVs were utilized by the local emergency and/or fire departments in several urban fire rescue drills in China’s cities of Qingdao, Guangzhou and Hezhou. These have laid a solid foundation for the commercialization of EHang 216F AAVs.

•	Commencement of Operations in Yunfu Production Facility

EHang’s new production facility in Yunfu, China commenced operations in June. It is approximately 24,000 square meters in gross floor area to house the major AAV production processes from manufacturing key components and carbon fiber composite airframes to AAV assembling and flight testing in designated function areas. It has a planned initial annual capacity of 600 units of passenger-grade AAVs.

The Investor Day, which was scheduled to be held at the new Yunfu production facility on August 18, 2021, had been unexpectedly and urgently called off by the local governmental authorities right before the event. This was due to the re-tightened travel and group gathering restrictions, as the newest COVID-19 cases of the Delta variant were identified in Guangzhou city, where the Company’s main office is located, and other areas in China. The Company will continue to monitor the COVID-19 situation as it evolves, and communicate with investors and local authorities in a timely manner if the Yunfu Investor Day will be rescheduled to a later date.

CEO Remarks

“In the second quarter, our quarterly gross margin increased to a record high of 68%, reflecting our growing competitive strengths and leadership position,” said Mr. Huazhi Hu, EHang’s Founder, Chairman and Chief Executive Officer. “We made meaningful progresses toward the certification process and trial operations for our existing AAV products such as the EHang 216 and the EHang 216F, and further made our product and solution portfolio well-rounded for urban air mobility by introducing the new model VT-30.”

“Looking ahead, we will continue moving towards our long-term strategic goal of becoming a UAM platform operator through accumulating solid momentum as we are implementing the ‘100 Air Mobility Routes Initiative’. With that goal in mind, we have so far targeted 15 self-run operation spots and another 21 spots run by our customers, mostly in Southern China. Meanwhile, we are making efforts to get ourselves ready for trial operations through production optimizations and the prioritizing certification process. We are confident in maintaining our leadership position and competitiveness among our industry peers in the burgeoning UAM market.”

Second Quarter 2021 Financial Results

Revenues

Total revenues were RMB12.2 million (US$1.9 million), down 65.9% year over year with RMB35.7 million in the second quarter of 2020. The decrease was mainly due to the Company’s strategic transition into a more operation platform-oriented model.

Costs of revenues

Costs of revenues were RMB3.9 million (US$0.6 million), down 74.3% year over year, primarily due to the change in the sales volume of AAV products and solutions.

Gross profit

Gross profit was RMB8.3 million (US$1.3 million), down 59.8% from RMB20.6 million in the second quarter of 2020.

Gross margin was 68.0%, up 10.4 percentage points from 57.6% in the second quarter of 2020. The increase was primarily due to higher margin of a command-and-control system for smart city management project completed in the second quarter of 2021.

Operating expenses

Total operating expenses were RMB85.3 million (US$13.2 million), up 96.5% from RMB43.4 million in the second quarter of 2020. Operating expense as a percentage of total revenues was 701.6%, compared with 121.7% in the second quarter of 2020. The increase in operating expenses was primarily due to the reasons discussed under the heading “Adjusted operating expenses (non-GAAP)” below and the total increase of RMB17.5 million (US$2.7 million) in share-based compensation expenses and the charges to sales and marketing expenses, general and administration expenses and research and development expenses were RMB1.4 million (US$0.2 million), RMB8.4 million (US$1.3 million) and RMB7.7 million (US$1.2 million), respectively.

Adjusted operating expenses3 (non-GAAP)

Adjusted operating expenses were RMB59.9 million (US$9.3 million), representing an increase of 69.0% from RMB35.4 million in the second quarter of 2020. Adjusted operating expenses as a percentage of total revenues was 492.0%, compared with 99.2% in the second quarter of 2020.

•	Adjusted sales and marketing expenses were RMB6.2 million (US$1.0 million), up 3.5% from RMB6.0 million in the second quarter of 2020.

•

Adjusted general and administration expenses were RMB29.9 million (US$4.6 million), up 151.9% from RMB11.9 million in the second quarter of 2020. The increase was mainly due to the additional expenses related to extension of annual report filing and prudent provisions related to the COVID-19 impacts.

•

Adjusted research and development expenses were RMB23.8 million (US$3.7 million), up 35.2% from RMB17.5 million in the second quarter of 2020. The increase was mainly due to an increase in expenditure for developing new AAV models, including both passenger-grade and non-passenger-grade AAV models like VT-30, as well as increased R&D personnel expenses.

Operating loss

Operating loss was RMB74.9 million (US$11.6 million), compared with operating loss of RMB19.2 million in the second quarter of 2020. Operating loss as a percentage of total revenues was negative 615.8%, compared with negative 53.7% in the second quarter of 2020.

Adjusted operating loss (non-GAAP)

Adjusted operating loss was RMB49.4 million (US$7.7 million), compared with adjusted operating loss of RMB11.1 million in the second quarter of 2020. Adjusted operating loss as a percentage of total revenues was negative 406.3%, compared to negative 31.2% in the second quarter of 2020.

Net loss

Net loss was RMB74.6 million (US$11.6 million), compared with net loss of RMB19.7 million in the second quarter of 2020.

Adjusted net loss (non-GAAP)

Adjusted net loss was RMB49.1 million (US$7.6 million), compared with adjusted net loss of RMB11.7 million in the second quarter of 2020.

Adjusted net loss attributable to EHang’s ordinary shareholders was RMB48.9 million (US$7.6 million).

[3]

Adjusted operating expenses is a non-GAAP financial measure, which is defined as operating expenses excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

Loss per share and per ADS

Basic and diluted net loss per ordinary share were both RMB0.67 (US$0.10). Adjusted basic and diluted net loss per ordinary share4 (non-GAAP) were both RMB0.44 (US$0.07).

Basic and diluted net loss per ADS were both RMB1.34 (US$0.20). Adjusted basic and diluted net loss per ADS5 (non-GAAP) were both RMB0.88 (US$0.14).

Business Outlook

The Company’s revenue forecast for 2021 remains between RMB130 million and RMB180 million, as the Company strategically transitions into a more operation platform-oriented model and the commercialization of the EHang 216F, the firefighting model, among other AAVs.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectations regarding its business situation and market conditions. The outlook is subject to change, especially considering uncertainties and situations related to how the COVID-19 pandemic further develops.

Conference Call

EHang’s management team will host an earnings conference call at 8:00 AM on Wednesday, August 25, 2021, U.S. Eastern Time (8:00 PM on August 25, 2021, Beijing/Hong Kong Time).

Please register in advance for the conference using the link provided below and dial in 10 minutes before the conference is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/8598052.

A replay of the conference call may be accessed by phone at the following numbers until September 2, 2021. To access the replay, please reference the conference ID 8598052.

Phone Number
International	+61 2 8199 0299
United States	+1 855 452 5696 +1 646 254 3697
Hong Kong	+852 800963117
Mainland China	+86 4006322162 +86 8008700205

A live and archived webcast of the conference call will be available on the company’s investors relations website at http://ir.ehang.com/.

[4]

Adjusted basic and diluted loss per ordinary share is a non-GAAP financial measure, which is defined as basic and diluted loss per ordinary share excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

[5]

Adjusted basic and diluted loss per ADS is a non-GAAP financial measure, which is defined as basic and diluted loss per ADS excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

About EHang

EHang (Nasdaq: EH) is the world’s leading autonomous aerial vehicle (AAV) technology platform company. EHang’s mission is to make safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with AAV products and commercial solutions: urban air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. As the forerunner of cutting-edge AAV technologies and commercial solutions in the global Urban Air Mobility (UAM) industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Non-GAAP Financial Measures

The Company uses adjusted gross profit, adjusted gross margin, adjusted operating loss, adjusted net loss, adjusted operating expenses, adjusted basic and diluted loss per ordinary share and adjusted basic and diluted loss per ADSs (the “Non-GAAP Financial Measures”) in evaluating its operating results and for financial and operational decision-making purposes. There was no income tax impact on the Company’s non-GAAP adjustments because the non-GAAP adjustments are usually recorded in entities located in tax-free jurisdictions, such as the Cayman Islands.

The Company believes that the Non-GAAP Financial Measures help identify underlying trends in its business that could otherwise be distorted by the effects of items such as share-based compensation expenses that are included in their comparable GAAP measures. The Company believes that the Non-GAAP Financial Measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management members in their financial and operational decision-making.

Each of the Non-GAAP Financial Measures should not be considered in isolation or construed as an alternative to its comparable GAAP measure, operating profit margin and net margin or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the Company’s most directly comparable GAAP measures in conjunction with the Non-GAAP Financial Measures. The Non-GAAP Financial Measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.4566 to US$1.00, the noon buying rate in effect on June 30, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Investor Contact:

ir@ehang.com

In the U.S.: Julia@blueshirtgroup.com

In China: Susie@blueshirtgroup.com

Media Contact:

pr@ehang.com

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2020	As of June 30, 2021
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	137,840	319,919	49,549
Restricted cash	2,333	—	—
Short-term investments	49,271	86,561	13,407
Accounts receivable, net	163,146	111,079	17,204
Cost and estimated earnings in excess of billings	717	717	111
Inventories, net	47,094	54,197	8,394
Prepayments and other current assets	21,421	31,257	4,840
Amount due from a related party	2,639	2,639	409

Total current assets	424,461	606,369	93,914

Non-current assets:
Property and equipment, net	20,869	34,610	5,360
Intangible assets, net	1,062	868	134
Long term loans receivable	14,934	13,162	2,039
Long-term investments	2,919	2,919	452
Other non-current assets	20,304	3,306	512

Total non-current assets	60,088	54,865	8,497

Total assets	484,549	661,234	102,411

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	15,000	10,000	1,549
Accounts payable	53,147	35,770	5,540
Contract liabilities	7,492	17,029	2,637
Accrued expenses and other liabilities	81,578	59,000	9,138
Deferred income	750	743	115
Deferred government subsidies	80	1,723	267

Total current liabilities	158,047	124,265	19,246

Non-current liabilities:
Long-term bank loans	—	20,000	3,098
Mandatorily redeemable non-controlling interests	40,000	40,000	6,195
Deferred tax liabilities	292	292	45
Unrecognized tax benefit	5,480	5,480	849
Deferred income	2,970	2,572	398
Deferred government subsidies	60	20	3

Total non-current liabilities	48,802	68,364	10,588

Total liabilities	206,849	192,629	29,834

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2020	As of June 30, 2021
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY (CONTINUED)
Shareholders’ equity:
Class A ordinary shares	44	45	7
Class B ordinary shares	28	28	4
Additional paid-in capital	1,081,299	1,412,603	218,784
Statutory reserves	1,035	1,035	160
Accumulated deficit	(808,038)	(944,598)	(146,300)
Accumulated other comprehensive income	1,950	(1,332)	(206)

Total EHang Holdings Limited shareholders’ equity	276,318	467,781	72,449
Non-controlling interests	1,382	824	128

Total shareholders’ equity	277,700	468,605	72,577

Total liabilities and shareholders’ equity	484,549	661,234	102,411

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three Months Ended				Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021		June 30, 2020	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Total revenues	35,700	22,977	12,164	1,884	54,518	35,141	5,443
Costs of revenues	(15,147)	(8,451)	(3,897)	(604)	(22,811)	(12,348)	(1,912)

Gross profit	20,553	14,526	8,267	1,280	31,707	22,793	3,531
Operating expenses:
Sales and marketing expenses	(9,218)	(9,486)	(10,762)	(1,667)	(14,994)	(20,248)	(3,136)
General and administrative expenses	(16,348)	(46,059)	(42,809)	(6,630)	(26,956)	(88,868)	(13,764)
Research and development expenses	(17,870)	(27,854)	(31,769)	(4,920)	(34,530)	(59,623)	(9,234)

Total operating expenses	(43,436)	(83,399)	(85,340)	(13,217)	(76,480)	(168,739)	(26,134)
Other operating income	3,724	2,667	2,163	335	4,493	4,830	748

Operating loss	(19,159)	(66,206)	(74,910)	(11,602)	(40,280)	(141,116)	(21,855)
Other income/(expense):
Interest and investment income	974	1,957	561	87	2,386	2,518	390
Interest expenses	(488)	(394)	(474)	(73)	(976)	(868)	(134)
Foreign exchange gain/(loss)	278	(306)	38	6	7	(268)	(42)
Other income	244	2,876	192	30	325	3,068	475
Other expense	(1,689)	(335)	—	—	(1,689)	(335)	(52)

Total other (expense)/income	(681)	3,798	317	50	53	4,115	637
Loss before income tax and share of net loss from an equity investee	(19,840)	(62,408)	(74,593)	(11,552)	(40,227)	(137,001)	(21,218)

Income tax benefits/(expenses)	145	(117)	—	—	145	(117)	(18)

Loss before share of net loss from an equity investee	(19,695)	(62,525)	(74,593)	(11,552)	(40,082)	(137,118)	(21,236)
Share of net loss from an equity investee	(33)	—	—	—	(52)	—	—

Net loss	(19,728)	(62,525)	(74,593)	(11,552)	(40,134)	(137,118)	(21,236)

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three Months Ended				Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021		June 30, 2020	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net loss	(19,728)	(62,525)	(74,593)	(11,552)	(40,134)	(137,118)	(21,236)
Net loss attributable to non-controlling interests	1,111	361	197	31	1,967	558	86

Net loss attributable to ordinary shareholders	(18,617)	(62,164)	(74,396)	(11,521)	(38,167)	(136,560)	(21,150)
Net loss per Class A and Class B ordinary share:
Basic and diluted	(0.17)	(0.56)	(0.67)	(0.10)	(0.35)	(1.23)	(0.19)
Shares used in net loss per Class A and Class B ordinary share computation (in thousands of shares):
Basic and diluted	109,548	110,475	110,858	110,858	109,507	110,668	110,668
Loss per ADS (2 ordinary shares equal to 1 ADS) Basic and diluted	(0.34)	(1.12)	(1.34)	(0.20)	(0.70)	(2.46)	(0.38)

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three Months Ended				Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021		June 30, 2020	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(19,728)	(62,525)	(74,593)	(11,552)	(40,134)	(137,118)	(21,236)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:
Depreciation and Amortization	1,620	1,319	2,134	331	3,190	3,453	535
Share-based compensation	8,012	48,871	25,489	3,948	9,948	74,360	11,517
Loss/(gain) on disposal of property and equipment	228	—	(27)	(4)	228	(27)	(4)
Share of net loss from an equity investee	33	—	—	—	52	—	—
Investment income from short-term investments	—	(1,729)	—	—	—	(1,729)	(268)
Allowance for doubtful accounts	3,727	505	5,869	909	3,869	6,374	987
Changes in operating assets and liabilities:
Accounts receivable	(30,900)	54,542	(8,220)	(1,273)	(39,991)	46,322	7,174
Unbilled revenue	—	—	—	—	1,481	—	—
Cost and estimated earnings in excess of billings	—	—	—	—	10,490	—	—
Inventories	(18,868)	318	(10,849)	(1,680)	(30,021)	(10,531)	(1,631)
Prepayments and other current assets	1,388	(7,127)	(5,151)	(798)	(373)	(12,278)	(1,902)
Other non-current assets	21	—	—	—	43	—	—
Accounts payable	11,446	(17,789)	412	64	14,142	(17,377)	(2,692)
Contract liabilities	(170)	1,613	(1,476)	(230)	(3,513)	137	21
Income taxes payable	—	—	—	—	(5)	—	—
Deferred income	—	1,730	(492)	(76)	—	1,238	192
Deferred government subsidies	(20)	(20)	(20)	(3)	(40)	(40)	(6)
Unrecognized tax benefits	(151)	—	—	—	(180)	—	—
Accrued expenses and other liabilities	(1,387)	(3,534)	7,548	1,168	(2,990)	4,014	622

Net cash (used in)/provided by operating activities	(44,749)	16,174	(59,376)	(9,196)	(73,804)	(43,202)	(6,691)

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three Months Ended				Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021		June 30, 2020	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(866)	(8,322)	(3,732)	(578)	(1,158)	(12,054)	(1,867)
Disposal of property and equipment	192	—	—	—	192	—	—
Acquisition of intangible assets	(269)	(9)	(11)	(2)	(278)	(20)	(3)
Proceeds from maturity of short-term investments	2,500	49,271	56,600	8,766	15,500	105,871	16,397
Purchase of short-term investments	(19,899)	(18,000)	(125,161)	(19,385)	(37,099)	(143,161)	(22,173)
Loans to third parties	—	—	—	—	(53,900)	—	—
Repayment of loan from a third party	—	—	—	—	10,000	—	—
Others	—	—	—	—	(54)	—	—

Net cash flow (used in)/provided by investing activities	(18,342)	22,940	(72,304)	(11,199)	(66,797)	(49,364)	(7,646)

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three Months Ended				Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021		June 30, 2020	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank loans	5,000	5,000	—	—	10,000	5,000	774
Repayment of short-term bank loans	—	(5,000)	(5,000)	(774)	(5,000)	(10,000)	(1,549)
Proceeds from long-term bank loans	—	20,000			—	20,000	3,098
Proceeds from issuance of mandatorily redeemable non-controlling interests of a subsidiary	40,000	—	—	—	40,000	—	—
Proceeds from issuance of subsidiaries’ equity to non-controlling interest holders	2,023	—	—	—	2,023	—	—
Proceeds from issuance of Class A ordinary shares pursuant to underwriters’ exercise of over-allotment option	—	—	—	—	7,313	—	—
Proceeds from the issuance of Class A ordinary shares pursuant to a private placement	—	258,836	—	—	—	258,836	40,089
Payment of issuance of Class A ordinary shares pursuant to underwriters’ exercise of over-allotment option’s issuance costs	—	—	—	—	(516)	—	—
Payment of issuance costs for initial public offering	(304)	—	—	—	(9,423)	—	—

Net cash provided by/(used in) financing activities	46,719	278,836	(5,000)	(774)	44,397	273,836	42,412

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three Months Ended				Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021		June 30, 2020	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(454)	4,351	(5,875)	(910)	2,731	(1,524)	(236)

Net (decrease)/increase in cash, cash equivalents and restricted cash	(16,826)	322,301	(142,555)	(22,079)	(93,473)	179,746	27,839
Cash, cash equivalents and restricted cash at the beginning of the period/year	245,015	140,173	462,474	71,628	321,662	140,173	21,710

Cash, cash equivalents and restricted cash at the end of the period/year	228,189	462,474	319,919	49,549	228,189	319,919	49,549

Non-cash financing activities: Unpaid issuance cost for Series C redeemable convertible preferred shares included in Accrued expenses and other liabilities	743	48	48	7	743	48	7
Unpaid issuance costs for initial public offering included in Accrued expenses and other liabilities	5,304	821	821	127	5,304	821	127
Unpaid issuance costs for issuance of Class A ordinary shares pursuant to underwriters’ exercise of over-allotment option included in Accrued expenses and other liabilities	1,046	812	812	126	1,046	812	126
Unpaid Issuance costs for issuance of Class A ordinary shares pursuant to private placements included in Accrued expenses and other liabilities		1,891	1,891	293		1,891	293

EHANG HOLDINGS LIMITED

CONDENSED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three Months Ended				Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021		June 30, 2020	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Gross profit	20,553	14,526	8,267	1,280	31,707	22,793	3,531
Plus: Share-based compensation	—	—	—	—	—	—	—

Adjusted gross profit	20,553	14,526	8,267	1,280	31,707	22,793	3,531

Adjusted gross profit margin	57.6%	63.2%	68.0%	68.0%	58.2%	64.9%	64.9%
Sales and marketing expenses	(9,218)	(9,486)	(10,762)	(1,667)	(14,994)	(20,248)	(3,136)
Plus: Share-based compensation	3,242	4,626	4,578	709	3,242	9,204	1,426

Adjusted sales and marketing expenses	(5,976)	(4,860)	(6,184)	(958)	(11,752)	(11,044)	(1,710)

General and administrative expenses	(16,348)	(46,059)	(42,809)	(6,630)	(26,956)	(88,868)	(13,764)
Plus: Share-based compensation	4,478	36,331	12,910	2,000	5,923	49,241	7,626

Adjusted general and administrative expenses	(11,870)	(9,728)	(29,899)	(4,630)	(21,033)	(39,627)	(6,138)

Research and development expenses	(17,870)	(27,854)	(31,769)	(4,920)	(34,530)	(59,623)	(9,234)
Plus: Share-based compensation	292	7,914	8,001	1,239	783	15,915	2,465

Adjusted research and development expenses	(17,578)	(19,940)	(23,768)	(3,681)	(33,747)	(43,708)	(6,769)

Operating expenses	(43,436)	(83,399)	(85,340)	(13,217)	(76,480)	(168,739)	(26,134)
Plus: Share-based compensation	8,012	48,871	25,489	3,948	9,948	74,360	11,517

Adjusted operating expenses	(35,424)	(34,528)	(59,851)	(9,269)	(66,532)	(94,379)	(14,617)

Adjusted operating expenses percentage	99.2%	150.3%	492.0%	492.0%	122.0%	268.6%	268.6%
Operating loss	(19,159)	(66,206)	(74,910)	(11,602)	(40,280)	(141,116)	(21,855)
Plus: Share-based compensation	8,012	48,871	25,489	3,948	9,948	74,360	11,517

Adjusted operating loss	(11,147)	(17,335)	(49,421)	(7,654)	(30,332)	(66,756)	(10,338)

Adjusted operating margin	(31.2%)	(75.4%)	(406.3%)	(406.3%)	(55.6%)	(190.0%)	(190.0%)

EHANG HOLDINGS LIMITED

CONDENSED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three Months Ended				Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021		June 30, 2020	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net loss	(19,728)	(62,525)	(74,593)	(11,552)	(40,134)	(137,118)	(21,236)
Plus: Share-based compensation	8,012	48,871	25,489	3,948	9,948	74,360	11,517

Adjusted net loss	(11,716)	(13,654)	(49,104)	(7,604)	(30,186)	(62,758)	(9,719)

Adjusted net margin	(32.8%)	(59.4%)	(403.7%)	(403.7%)	(55.4%)	(178.6%)	(178.6%)
Net loss attributable to ordinary shareholders	(18,617)	(62,164)	(74,396)	(11,521)	(38,167)	(136,560)	(21,150)
Plus: Share-based compensation	8,012	48,871	25,489	3,948	9,948	74,360	11,517

Adjusted net loss attributable to ordinary shareholders	(10,605)	(13,293)	(48,907)	(7,573)	(28,219)	(62,200)	(9,633)

Adjusted net income attributable to ordinary shareholders margin	(29.7%)	(57.9%)	(402.1%)	(402.1%)	(51.8%)	(177.0%)	(177.0%)
Adjusted basic and diluted net loss per Class A and Class B ordinary share	(0.10)	(0.12)	(0.44)	(0.07)	(0.26)	(0.56)	(0.09)
Adjusted basic and diluted net loss per ADS	(0.20)	(0.24)	(0.88)	(0.14)	(0.52)	(1.12)	(0.18)